EXHIBIT 8(g)(iii)
September 20, 2007
RE: Information Sharing
By signing below, Indianapolis Life (“Service Provider”) acknowledges and agrees to provide Pioneer Investment Management Shareholder Services, Inc. (“PIMSS”), upon written request, the taxpayer identification number (“TIN”), if known, and if not known, a substantially similar shareholder identification number, of any or all Shareholder(s) of the Account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or Account (if known), the transaction type (purchase, redemption, transfer, or exchange in/out) of every purchase, redemption, transfer, or exchange of Shares held through an Account maintained by Service Provider during the period covered by the request (collectively, the “Shareholder Information”).
Service Provider agrees to transmit the requested Shareholder Information that is on its books to PIMSS or its designee promptly, but in no event, not more than ten (10) business days of the receipt of the written request. If the requested Shareholder Information is not on the books or records of Service Provider, Service Provider agrees to use its best efforts to promptly provide or arrange to provide the requested Shareholder Information. To the extent Service Provider is unable to obtain such Shareholder Information, Service Provider, upon written request of PIMSS, agrees to block further purchases of Fund Shares from such Account.
Service Provider agrees to execute, upon receipt, written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund, or its designee, as having engaged in transactions of Fund Shares, either directly or indirectly, that violate policies established by the Fund.
For the purposes of this letter, the terms “Shareholder” and “Fund” shall have the meaning as defined in SEC Rule 22c-2 under the Investment Company Act of 1940, provided, however that term “Fund” shall not include “excepted funds” as defined in Rule 22c-2.

Please sign below to acknowledge your acceptance of these terms and return one fully executed letter to Jill Cabral at Pioneer Investment Management USA Inc., 60 State Street, Boston, MA 02109. Your attention to this matter is greatly appreciated.

Sincerely,
/s/ Tracy Connelly
Tracy Connelly
Senior Vice President

Accepted by: Indianapolis Life
By:	/s/ Michael H. Miller
	Name:	Michael H. Miller
	Title:	Executive Vice Preident

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